UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-35812

CONNECTONE BANCORP, INC.

(Exact name of registrant as specified in its charter)

301 Sylvan Avenue

Englewood Cliffs, New Jersey

(201) 816-8900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

COMMON STOCK, NO PAR VALUE

(Title of each class of securities covered by this Form)

NONE

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:    0

Effective July 1, 2014, ConnectOne Bancorp, Inc. merged with and into Center Bancorp, Inc. (now known as ConnectOne Bancorp, Inc. “New ConnectOne”), with New ConnectOne Bancorp, Inc. surviving the merger as the surviving corporation.

Pursuant to the requirements of the Securities Exchange Act of 1934, New ConnectOne Bancorp, Inc., as successor to ConnectOne Bancorp, Inc. pursuant to the merger of ConnectOne Bancorp, Inc. with and into New

ConnectOne Bancorp, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CONNECTONE BANCORP, INC. (as successor to ConnectOne Bancorp, Inc.)

DATE: July 1, 2014	By:	/s/ William S. Burns
Name: William S. Burns
Title: Executive Vice President and Chief Financial Officer